United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of April, 2008

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Resolutions adopted at the General Ordinary shareholders' Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: April 30, 2008

SUMMARY OF THE RESOLUTIONS ADOPTED AT THE GENERAL ORDINARY SHAREHOLDERS' MEETING OF GRUMA, S.A.B. DE C.V.

The undersigned, Secretary to the Board of Directors of GRUMA, S.A.B. DE C.V., HEREBY CERTIFIES:

That the General Ordinary Shareholders' Meeting held on April 30th, 2008 adopted the resolutions that are summarized as follows:

FIRST: Approved the financial statements of GRUMA, S.A.B. DE C.V. for the Fiscal Year beginning on January 1st, through December 31st, 2007.

SECOND: Approved the reports referred to by article 28 section IV of the ''Ley del Mercado de Valores'' (Mexican Securities Law) and article Nineteenth section IV of the Company's By-laws for the Fiscal Year ending December 31st, 2007, consisting of:

A. Audit Committee's Annual Report;
B. Corporate Governance Committee's Annual Report;
C. Chief Executive Officer's Annual Report;
D. Board of Director's opinion of the Chief Executive Officer's Report;
E. Board of Director's Operations and Activities Report, and;
F. Report Regarding the Guidelines and Accounting Principles used for the elaboration of the Financial Information.

THIRD: The compliance report on the Company's fiscal obligations was rendered, pursuant to article 86 section XX of the ''Ley del Impuesto Sobre la Renta'' (Mexican Income Tax Law).

FOURTH: Approved the proposal for the application of results, as follows:

The fiscal year net profit, which ascended to MXN$2,233,321,000.00 (TWO BILLION TWO HUNDRED THIRTY THREE MILLION THREE HUNDRED TWENTY ONE THOUSAND PESOS 00/100 MEXICAN CURRENCY), was agreed to be applied as follows:

a) Increase the legal reserve to the amount of MXN$111,666,050.00 (ONE HUNDRED ELEVEN MILLION SIX HUNDRED SIXTY SIX THOUSAND FIFTY PESOS 00/100 MEXICAN CURRENCY) which represents five per cent of the 2007 (two thousand seven) fiscal year net profit, as set forth in article 20 of the ''Ley General de Sociedades Mercantiles'' (Mexican Corporations Law).
b) Register in the account for withheld profits, the remainder of the profit registered on the 2007 (two thousand seven) fiscal year of GRUMA, S.A.B. de C.V., that is the amount of MXN$2,121,654,950.00 (TWO BILLION ONE HUNDRED TWENTY ONE MILLION SIX HUNDRED FIFTY FOUR THOUSAND NINE HUNDRED FIFTY PESOS 00/100 MEXICAN CURRENCY).

FIFTH: Approved the proposal to set the maximum amount of funds that can be destined to the purchase of the company's own shares and a report of the operations carried out with the company's own shares in the 2007 Fiscal Year was submitted.

SIXTH: In this item of the Agenda the following resolutions were adopted:

1. Elected the Company's Directors, Proprietary and Alternates, being this corporate body as follows:

PROPRIETARY DIRECTORS	ALTERNATE DIRECTORS
ROBERTO GONZALEZ BARRERA	ROBERTO GONZALEZ MORENO
JUAN ANTONIO GONZALEZ MORENO	ROBERTO GONZALEZ VALDES
BERTHA ALICIA GONZALEZ MORENO	JOSE DE LA PENA ANGELINI
CARLOS HANK ROHN	CARLOS HANK GONZALEZ
JUAN A. QUIROGA GARCIA	RAUL A. PELAEZ CANO
JUAN MANUEL LEY LOPEZ	FERNANDO AGUILAR ROSAS
INDEPENDENT PROPRIETARY DIRECTORS	INDEPENDENT ALTERNATES DIRECTORS
HECTOR RANGEL DOMENE	JUAN CARLOS BRANIFF HIERRO
ADRIAN SADA GONZALEZ	MANUEL GUEMES DE LA VEGA
ROBERTO HERNANDEZ RAMIREZ	ESTEBAN MALPICA FOMPEROSA
ALFONSO ROMO GARZA	ADRIAN RODRIGUEZ MACEDO
BERNARDO QUINTANA ISAAC	DIEGO QUINTANA KAWAGE
JAVIER VELEZ BAUTISTA	JORGE VELEZ BAUTISTA
JUAN DIEZ-CANEDO RUIZ	FELIPE DIEZ-CANEDO RUIZ
ISMAEL ROIG	DAVID J. SMITH
FEDERICO GORBEA QUINTERO	STEVE MILLS

2. MR. ROBERTO GONZALEZ BARRERA was ratified as Chairman of the Board of Directors and as his alternate Mr. ROBERTO GONZALEZ MORENO.

3. MR. SALVADOR VARGAS GUAJARDO was reelected as non-Director Secretary and MR. GUILLERMO ELIZONDO RIOS as his Alternate.

4. The meeting qualified the independence of Messers Hector Rangel Domene, Adrian Sada Gonzalez, Roberto Hernandez Ramirez, Alfonso Romo Garza, Bernardo Quintana Isaac, Javier Velez Bautista, Juan Diez-Canedo Ruiz, Ismael Roig and Federico Gorbea, as well as their corresponding alternates, Masers. Juan Carlos Braniff Hierro, Manuel Guemes de la Vega, Esteban Malpica Fomperosa, Adrian Rodriguez Macedo, Diego Quintana Kawage, Jorge Velez Bautista, Felipe Diez-Canedo Ruiz, David J. Smith, and Steve Mills to integrate the Board of Directors, pursuant to Article 26 of the ''Ley del Mercado de Valores'' (Mexican Securities Law).

5. Approved as compensation for the Company's Directors the amount of $25,000.00 (TWENTY FIVE THOUSAND PESOS 00/100 MEXICAN CURRENCY) per assistance to the Board Meetings.

6. Approved as compensation for the members of the Audit and Corporate Governance Committees the amount of $30,000.00 (THIRTY THOUSAND PESOS 00/100 MEXICAN CURRENCY) per assistance to each Meeting of such Committees, as well as for the execution of their duties, studies and previous analysis carried out for each Meeting held.

SEVENTH: Appointed Mr. Javier Velez Bautista as Chairman of the Audit and Corporate Governance Committees, integrating such Committees as follows:

AUDIT COMMITTEE:

CHAIRMAN:	JAVIER VELEZ BAUTISTA
FINANCIAL EXPERT:	JUAN DIEZ-CANEDO RUIZ
MEMBER:	HECTOR RANGEL DOMENE

CORPORATE GOVERNANCE COMMITTEE:

CHAIRMAN:	JAVIER VELEZ BAUTISTA
FINANCIAL EXPERT:	JUAN DIEZ-CANEDO RUIZ
MEMBER:	HECTOR RANGEL DOMENE

EIGHTH: Authorized SALVADOR VARGAS GUAJARDO, RODRIGO MARTINEZ VILLARREAL and GUILLERMO ELIZONDO RIOS, so jointly or separately, any of them, on behalf of the Company, carry out any and all acts needed to comply with the resolutions adopted in this Meeting, and if necessary, appear before a Notary Public of their choice to formalize, any portion or all of this minute, as well as to issue simple or certified copies of the same.

NINTH: Approved the content of the drafted minute of the aforementioned Meeting.

Monterrey, N.L., April 30, 2008

MR. SALVADOR VARGAS GUAJARDO
SECRETARY OF THE BOARD OF DIRECTORS